Filer: The Stanley Works
                                                 Pursuant to Rule 425 under
                                                 the Securities Act of 1933
                                               and deemed filed pursuant to
                       Rule 14a-12(b) under Securities Exchange Act of 1934
                                         Subject Company: The Stanley Works
                                                Commission File No.: 1-5224
                                      Registration Statement No.: 333-82382




[GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE


THE STANLEY WORKS ANNOUNCES REVOTE PLANS

New Britain, Connecticut, May 10, 2002 ... The Stanley Works (NYSE: SWK) announced today that its Board of Directors has authorized a revote on the Bermuda reincorporation. Although the company believes that the shareowner vote was fair and appropriate, it acknowledges concerns raised at yesterday's shareowners meeting that some people may have been confused about 401K plan voting procedures.

John M. Trani, Chairman and Chief Executive Officer, stated: "Management took appropriate actions in an effort to accurately inform employees of voting procedures associated with the 401K plan including sending out a clarifying memo to participants with a duplicate proxy voting card attached after it discovered an inadvertent error in a previous communication. Any suggestion or statement to the contrary is not indicative of a full understanding of the facts. Whether the actions were sufficient to allay potential confusion regarding 401K voting procedures is a matter of opinion. Since even the appearance of an unfair vote is unacceptable to us, we have decided to proceed with a revote.

Mr. Trani added: "Leveling of the global playing field and enabling our company to better compete are of high strategic importance to us, and benefit our shareowners, employees, customers and all our other stakeholders. Enabling our company to better compete against other multinational companies is the best way to preserve U.S. jobs. A legislative overhaul of the tax system is preferred but, until that happens, we must proceed in the best available manner. Upon the planned reincorporation, Stanley will continue to pay significant amounts of U.S taxes on our domestic income. We need to take these steps to level the playing field in order to compete in the global marketplace."

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools and doors and related hardware products for professional, industrial and consumer use.

       Investors contact:                      Media contact:
       ------------------                      --------------
       Gerard J. Gould                         Peter Duda
          Vice President, Investor Relations      Media Relations
        (860) 827-3833                         (212) 445-8213
        ggould@stanleyworks.com                PDuda@webershandwick.com

The Stanley Works corporate press releases are available on the company's internet web site at http://www.stanleyworks.com.